UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: December 12, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our TWSE MOPS filings on December 12, 2019.

SEQ_NO: 1

Date of announcement: 2019/12/12

Time of announcement: 18:51:15

Subject: On behalf of Universal Scientific Industrial (Shanghai) Co., Ltd.("USI") announces that USI proposes to indirectly acquire 100% equity in Financière AFG S.A.S. ("FAFG")

Date of events: 2019/12/12

To which item it meets: paragraph 20

Statement:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):100% shares of Financiere AFG S.A.S. (”FAFG”). FAFG is a holding company which holds 99.99% shares of Asteelflash Group S.A.(”AFG”). AFG is a global electronic manufacture service (”EMS”) company with the head office located in France.

2.	Date of occurrence of the event:2019/12/12

3.	Volume, unit price, and total monetary amount of the transaction:USI's wholly owned subsidiary, Universal Scientific Industrial(France), will pay approximately US$ 403,125,000(The final transaction price is determined after adjustment according to the method agreed in the Share Purchase Agreement) to obtain 71,530,174 shares of FAFG (approximately 89.6% of the issued shares of FAFG) and USI will issue approximately 26,938,000 new shares (issue price of RMB 12.81 per share) in exchange for 8,317,462 shares of FAFG (approximately 10.4% of the issued shares of FAFG).

4.	Counterparty to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Neither FAFG nor its shareholders is a related party of USI.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.	Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): NA

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Completion of the transaction will be subject to the approvals of antitrust authorities of the US, PRC and European Commission and Taiwan Fair Trade Commission (if required) and other relevant competent authorities.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: 1. USI’s board meeting for approval 2. CPA issued an opinion on the reasonableness of the transaction price.

11.	Net worth per share of the underlying securities acquired or disposed of: NT$ 122.00

12.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): USI contemplates to, through its indirectly wholly owned subsidiary Universal Scientific Industrial (France), pay approximately US$403,125,000 and issues approximately 26,938,000 new shares of USI (issue price of RMB 12.81 per share) to acquire 100% of FAFG's issued shares (79,847,636 shares). The shareholder's rights under the FAFG's shares are not subject to any restriction.

13.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of securities investment to total assets: 16.11% Ratio of securities investment to shareholder's equity: 23.57% Operating capital: NT$ -44,052,837 thousands

14.	Broker and broker's fee:None

15.	Concrete purpose or use of the acquisition or disposal:To expedite USI's global expansion, reinforce products and customer structure and increase the types of product and customer base to achieve the reasonable layouts of production base.

16.	Do the directors have any objection to the present transaction?:None

17.	Is it a related party transaction?:No

18.	Date of the board of directors’resolution:NA

19.	Date of the recognition of the supervisors or the board of independent directors’resolution: NA

20.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

21.	Name of the CPA firm:Yangtze CPAs and Co.

22.	Name of the certifying CPA:Stan Hu

23.	The practice certificate number of the CPA:Taichung CPA Association member certificate number: Zhong-Zi-Kuai-Zheng-Zi No. 0191

24.	Any other matters that need to be specified:The matters in relation to the present transaction that USI are required to disclose pursuant to the regulations of Shanghai Stock Exchange are available at the website of Shanghai Stock Exchange.